Exhibit 1

For Release

Compugen Raises Gross Proceeds of $20 Million
Through Sale of Ordinary Shares

Company completes Controlled Equity Offering with total sales of 4.1 million shares at weighted average price of $4.91 per share

Tel Aviv, Israel, December 30, 2009 - Compugen Ltd. (NASDAQ: CGEN) today announced it has raised gross proceeds of $20 million, completing in full its previously announced Controlled Equity Offering facility. Under this facility, a total of approximately 4.1 million ordinary shares were sold at a weighted average price of approximately $4.91 per share. These shares were sold in the open market at prevailing prices during the period November 13, 2009 to December 29, 2009. After sales commissions and estimated offering expenses, Compugen realized net proceeds of approximately $19 million.  The net proceeds are intended for general corporate purposes.

Compugen's Controlled Equity Offering facility, which was established with Cantor Fitzgerald & Co. on October 30, 2009, covered the sale from time to time of ordinary shares in the maximum total amount of $20 million under the Company's effective shelf registration filed with the Securities and Exchange Commission on Form F-3 (File No. 333-161241).

Ms. Dikla Czaczkes Axselbrad, chief financial officer at Compugen stated, “Including the net proceeds from this offering, we expect to have cash resources at year-end 2009 of approximately $23 million, not including the approximately $4 million market value of our holdings of Evogene Ltd. ordinary shares. We anticipate maximum gross cash usage of $8.5 million for 2010, which would be reduced by any revenues or other cash sources, including government or other grants, in calculating 2010 net cash usage. In view of the fact that we anticipate that our major source of revenues in the short-term will likely be research revenues, licensing fees and milestones, we do not plan on providing guidance for revenues during 2010.  However, as previously stated, a short-term financial target is to achieve cash flow breakeven by year-end 2011, based largely on research revenues under milestone and revenue sharing collaboration agreements. Achieving this target is of course subject to success in entering into additional collaborations during 2010, which is now a primary focus of our business development efforts. Longer term, we expect that the major components of our revenues will be milestones, royalties and other revenue sharing amounts.”

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. Compugen’s growing number of collaborations with major pharmaceutical and diagnostic companies cover both (i) the licensing of product candidates discovered by Compugen during the validation of its discovery platforms and in its internal research, and (ii) “discovery on demand” agreements where existing or new Compugen discovery platforms are utilized to predict and select product candidates as required by a partner. In 2002, Compugen established an affiliate, Evogene Ltd. (www.evogene.com) (TASE: EVGN), to utilize certain of the Company’s in silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as  “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:
Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220